Filed Pursuant to Rule 253(g)(2)
File No. 024-12141

RISE COMPANIES CORP.

SUPPLEMENT NO. 7 DATED MARCH 11, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2023

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated September 29, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2023, as previously amended or supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain 2024 performance metrics.

Certain 2024 Performance Metrics

The Company announces that for the first two months of 2024, ending February 29, 2024, the aggregate net return of all Fundrise Advisors client accounts was 0.63%.

The aggregate net return figure consists of the aggregate returns of all Fundrise Advisors client accounts during the period indicated, calculated using the Modified Dietz method. This return figure is inclusive of dividends and capital gains / losses, is net of fees, and includes shares which were acquired via dividend reinvestment. This figure excludes clients' investments in the Fundrise Opportunity Fund, Innovation Fund, and Opportunistic Credit Fund.